Exhibit 99.2

February 9, 2010

Gulfport Energy Corporation

14313 N. May Ave., Ste. 100

Oklahoma City, OK 73134

Attn: Mr. Steve Baldwin

Re:	Reserves & Economic Evaluation
SEC Year End 2009
Permian Properties

EXECUTIVE SUMMARY

Pursuant to your request, an engineering and economic evaluation was prepared for projected oil and gas reserves associated with interests owned by Gulfport Energy Corporation (“Gulfport”) in the Permian entity, operated by Windsor Energy Group, LLC (“Windsor”). The properties include sixty-four (64) Proved Producing (PDP) wells, sixteen (16) Proved Behind-Pipe (PDBP) wells, two (2) Proved Non-Producing (PDNP) wells and one hundred ninety-one (191) Proved Undeveloped (PUD) locations. Remaining reserves and future and present worth values for these properties were calculated as of January 1, 2010. The attached Exhibit A lists the wells included in the evaluation as well as other pertinent information.

The total gross and net reserves and future cumulative cashflows, both undiscounted and discounted (at 10%) prior to considering the effects of Federal Income Taxes for all properties, are summarized in TABLE 1 below. Economics were prepared using the yearend 2009 SEC price forecast.

TABLE 1

Reserves and Economic Summary

Reserve Category	# Wells	Rem Net Oil MBbls	Rem Net Gas MMcf	Rem Net NGL MGal	Net Capital M$	Net Cashflow M$	Net Disc PV @ 10%, M$
PDP	64	817	1,556	14,818	0	37,577	21,939
PDBP	16	221	358	3,585	1,200	12,428	6,322
PDNP	2	60	95	994	633	2,636	1,395
PUD	191	6,173	8,885	85,299	120,808	197,324	61,776

Total Proved	273	7,271	10,894	104,696	122,640	249,965	91,432

The reserve classifications meet the criteria for Proved reserves under the SEC guidelines as of January 1, 2010. All working and net revenue interests were provided by Gulfport. Historical production and geological data was provided by Windsor and was supplemented by data gathered from public sources. All of the information provided to us or gathered by us was assumed to be accurate and correct and was not independently verified.

Results of the evaluations showing forecasts of production, reserves, revenues, and income for each well are presented in a yearly format, and are attached and made part of this reports appendices. The gross production graphs and forecasts (by well/lease) and a one-line economic summary (by well/lease) of the results from the evaluation are also included in the appendices.

ECONOMIC EVALUATION

FUTURE INCOME

Future net revenue in this report includes deductions for state production taxes. Future net income is after deducting production taxes, future capital investments, and lease operating expenses, but before consideration of any state and/or federal income taxes. No provisions for salvage value or abandonment costs, which are generally assumed to offset each other, were been included in this evaluation. Future net income has not been adjusted for any outstanding loans that may exist or cash on hand or undistributed income. The future net income has been discounted at various annual rates, including the standard ten percent (10%), to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money.

PRODUCT PRICING

The reserves and economic evaluation was performed using yearend 2009 SEC prices of $61.18/bbl oil, $3.87/mmbtu gas and $0.70/gal NGL, based on WTI at Cushing postings. Product prices were adjusted to reflect BTU content, field losses and usage, and gathering and processing costs. The realized oil price reflects a downward adjustment of $2.34/bbl based on the oil sales contract for 2009 provided by Windsor. The realized gas price reflects a downward adjustment of 6.01%. Oil and gas prices were held constant for the life of the well.

The plant statements for each lease were provided by Windsor and analyzed to determine the natural gas liquids (NGL) Yield and the percent loss of wellhead gas, Shrink factor. These parameters were entered into the economic model to forecast the NGL production.

EXPENSES

Individual well operating expenses for the previous twelve months were taken from actual lease operating statements provided by Windsor. These expenses were analyzed and adjusted to calculate the average re-occurring monthly expense for each well less water disposal costs. Water production for each well was forecasted and expensed at $1.25 per barrel for all areas. A new salt water disposal well in the Bloxom area will be online in March 2010 and the salt water disposal costs were reduced in the economic analysis to $0.25/bbl.

FUTURE WELL INVESTMENTS

Future well drilling and completion costs were provided by Windsor and estimated to be $1.265 MM per well based on historical data and current AFE’s provided. Recompletion costs were assumed to be $100,000 per well. Capital timing for the first three (3) years was provided by Windsor. Pinnacle cannot be responsible for capital costs that exceed or are less than these estimates.

RESERVE DETERMINATION

RESERVE DISCUSSION

Remaining recoverable reserves are those quantities of petroleum that are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain). Detailed reserve definitions are provided in attachments to this report.

The estimated reserves and revenues shown in this report were determined by SEC standards for Proved Developed Producing (PDP) reserve category. Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs with defined limits and under current economic conditions, operating methods, and government regulations.

Proved Developed Producing (PDP) is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation. PDP reserves are the most reliable reserves, generally with a high degree of confidence (>90%) that actually recovered quantities will equal or exceed published reserve estimates. Proved Developed Non-Producing (PNP) reserves include zones that have been penetrated by drilling but have not produced sufficient quantities to allow material balance or decline curve analysis with a high degree of confidence. This category includes Proved Developed Behind-Pipe (PNPBP) zones and tested wells awaiting production equipment (PNP).

Proved Undeveloped (PUD) reserves are those quantities of petroleum that are estimated to be recovered from undrilled acreage (locations) in a continuous portion of the Proved Developed reservoir as defined by offsetting PDP wells and geological interpretations. The Proven Undeveloped and Non-Producing wells were forecasted based on geological data presented, volumetric calculations, and analog comparisons to existing completions. Non-Proven (Probable) Undeveloped locations have been evaluated to be likely productive but do not meet SEC criteria to be classified as Proved at this time.

GENERAL

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserves were estimated using industry accepted engineering practices and were primarily based on historical rate decline analysis determined from existing producers in an analogous field. When possible and practical, pressure tests, material balance techniques and analogies were integrated into the reserve estimates. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future.

The revenue from these reserves and the actual costs to produce may be more or less than the estimated amounts and may consequently cause an increase or decrease in future reserve estimates. In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Accordingly, note that as in all aspects of oil and gas evaluation the accuracy of any reserve estimate is solely a function of engineering interpretation and judgment and should be accepted with the understanding that future production or unanticipated events subsequent to this report could justify revision of these reserve estimates – either increases or decreases.

Pinnacle Energy Services, L.L.C. is an established petroleum engineering consulting firm. We hereby confirm that neither this firm, it’s affiliates, nor any of its employees, members, officers, or directors has, or is committed to acquire any interest, directly or indirectly, in the properties covered by this report, in any partnership, any general partner of the partnerships, nor is this firm or any employee, member or officer, or director thereof otherwise affiliated with any partnership or any such general partner. This report was completely, independently prepared by Pinnacle Energy Services L.L.C. and our engagement and payment for services in connection with this report is independent of the outcome and not on a contingent basis.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. Pinnacle Energy Services personnel have not conducted any field production test or field inspection of the properties as this is not usually considered necessary for the purpose of this report. Additionally, an “audit” of the information obtained from public sources or provided by the operator and/or owner of these properties has not been conducted to confirm its accuracy.

This report has been prepared for the exclusive internal use of Gulfport Energy, Corporation and shall not be used otherwise without the written consent of Pinnacle Energy Services, L.L.C. Additional information reviewed or used in this evaluation will be retained and is available for review by authorized parties at any time. Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

/s/ John Paul (J.P.) Dick

John Paul (J.P.) Dick, P.E.

Petroleum Engineer

Disclaimer: Pinnacle Energy Services, L.L.C. nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives make any representation or warranty, express or implied, in connection with any of the information made available herein, including, but not limited to, the past, present or future value of the anticipated reserves, cash flows, income, costs, expense, liabilities and profits, if any, to be derived from the properties described herein. All statements, estimates, projections and implications as to future operations are based upon best judgments of Pinnacle Energy Services; however, there is no assurance that such statements, estimates, projections or implications will prove to be accurate. Accordingly, any company, or other party receiving such information will rely solely upon its own independent examination and assessment of said information. Neither Pinnacle Energy Services nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives shall have any liability to any party receiving the information herein, nor to any affiliate, partner, member, officer, director, shareholder, employee, consultant, advisor, agent or representative of such party from any use of such information. The property description and other information attached hereto are for the sole, confidential use of the person to whom this copy has been made available. It may not be disseminated or reproduced in any matter whatsoever, whether in full or in part, without the prior written consent of Pinnacle Energy Services, L.L.C. This evaluation and all descriptions and other information attached hereto are for information purposes only and do not constitute an evaluation of or offer to sell or a solicitation of an offer to buy any securities.